OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO CERTAIN AGREEMENTS

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "2012 FSA AND SFO" THE FCA HAS INVESTIGATED CERTAIN AGREEMENTS, INCLUDING TWO ADVISORY SERVICES AGREEMENTS ENTERED INTO BY BBPLC WITH QATAR HOLDING LLC (QATAR HOLDING) IN JUNE AND OCTOBER 2008 RESPECTIVELY, AND WHETHER THESE MAY HAVE RELATED TO BPLC'S CAPITAL RAISINGS IN JUNE AND NOVEMBER 2008. THE FCA ISSUED WARNING NOTICES (WARNING NOTICES) AGAINST BPLC AND BBPLC IN SEPTEMBER 2013. THE EXISTENCE OF THE ADVISORY SERVICES AGREEMENT ENTERED INTO IN JUNE 2008 WAS DISCLOSED BUT THE ENTRY INTO THE ADVISORY SERVICES AGREEMENT IN OCTOBER 2008 AND THE FEES PAYABLE UNDER BOTH AGREEMENTS, WHICH AMOUNT TO A TOTAL OF £322M PAYABLE OVER A PERIOD OF FIVE YEARS, WERE NOT DISCLOSED IN THE ANNOUNCEMENTS OR PUBLIC DOCUMENTS RELATING TO THE CAPITAL RAISINGS IN JUNE AND NOVEMBER 2008. WHILE THE WARNING NOTICES CONSIDER THAT BPLC AND BBPLC BELIEVED AT THE TIME THAT THERE SHOULD BE AT LEAST SOME UNSPECIFIED AND UNDETERMINED VALUE TO BE DERIVED FROM THE AGREEMENTS, THEY STATE THAT THE PRIMARY PURPOSE OF THE AGREEMENTS WAS NOT TO OBTAIN ADVISORY SERVICES BUT TO MAKE ADDITIONAL PAYMENTS, WHICH WOULD NOT BE DISCLOSED, FOR THE QATARI PARTICIPATION IN THE CAPITAL RAISINGS. THE WARNING NOTICES CONCLUDE THAT BPLC AND BBPLC WERE IN BREACH OF CERTAIN DISCLOSURE-RELATED LISTING RULES AND BPLC WAS ALSO IN BREACH OF LISTING PRINCIPLE 3 (THE REQUIREMENT TO ACT WITH INTEGRITY TOWARDS HOLDERS AND POTENTIAL HOLDERS OF THE COMPANY'S SHARES). IN THIS REGARD, THE FCA CONSIDERS THAT BPLC AND BBPLC ACTED RECKLESSLY. THE FINANCIAL PENALTY IN THE WARNING NOTICES AGAINST THE GROUP IS £50M. BPLC AND BBPLC CONTINUE TO CONTEST THE FINDINGS. THE FCA PROCEEDINGS ARE NOW SUBJECT TO A STAY PENDING PROGRESS IN AN INVESTIGATION BY THE SFO'S FRAUD OFFICE INTO THE SAME AGREEMENTS. THE SFO'S INVESTIGATION IS AT AN EARLIER STAGE AND THE GROUP HAS RECEIVED AND HAS CONTINUED TO RESPOND TO REQUESTS FOR FURTHER INFORMATION. THE DOJ AND THE SEC ARE UNDERTAKING AN INVESTIGATION INTO WHETHER THE GROUP'S RELATIONSHIPS WITH THIRD PARTIES WHO ASSIST BPLC TO WIN OR RETAIN BUSINESS ARE COMPLIANT WITH THE UNITED STATES FOREIGN CORRUPT PRACTICES ACT. THEY ARE ALSO INVESTIGATING THE AGREEMENTS REFERRED TO ABOVE INCLUDING THE TWO ADVISORY SERVICES AGREEMENTS. THE US FEDERAL RESERVE HAS REQUESTED TO BE KEPT INFORMED. CREDIT DEFAULT SWAP (CDS) ANTITRUST INVESTIGATIONS BOTH THE COMMISSION AND THE DOJ-AD HAVE COMMENCED INVESTIGATIONS IN THE CDS MARKET (IN 2011 AND 2009, RESPECTIVELY). IN JULY 2013 THE COMMISSION ADDRESSED A STATEMENT OF OBJECTIONS TO BBPLC AND 12 OTHER BANKS, MARKIT AND ISDA. THE CASE RELATES TO CONCERNS THAT CERTAIN BANKS TOOK COLLECTIVE ACTION TO DELAY AND PREVENT THE EMERGENCE OF EXCHANGE TRADED CREDIT DERIVATIVE PRODUCTS. IF THE COMMISSION DOES REACH A DECISION IN THIS MATTER IT HAS INDICATED THAT IT INTENDS TO IMPOSE SANCTIONS. THE COMMISSION'S SANCTIONS CAN INCLUDE FINES. THE DOJ-AD'S INVESTIGATION IS A CIVIL INVESTIGATION AND RELATES TO

SIMILAR ISSUES. PROPOSED CLASS ACTIONS ALLEGING SIMILAR ISSUES HAVE ALSO BEEN FILED IN THE US. THE TIMING OF THESE CASES IS UNCERTAIN.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:37:39 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.